Exhibit 99.1

(All amounts expressed in Canadian dollars unless otherwise noted)

AGNICO EAGLE ANNOUNCES

INVESTMENTS IN BELO SUN AND PERSHIMCO

Toronto (May 14, 2015) — Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle”) announced today that it has agreed to subscribe for 62,500,000 common shares (“Belo Sun Shares”) of Belo Sun Mining Corp. (TSX:BSX) (“Belo Sun”) in a non-brokered private placement at a price of $0.24 per Belo Sun Share for total consideration of $15,000,000.  Closing of the private placement is expected to occur on or about May 21, 2015.

On closing of the private placement, Agnico Eagle will hold 62,500,000 Belo Sun Shares, representing approximately 17.38% of the issued and outstanding Belo Sun Shares on a non-diluted basis.  On closing, Agnico Eagle and Belo Sun will enter into an investor rights agreement under which Agnico Eagle will have the right to appoint one director and, if the board is increased to ten or more directors, to appoint one additional director, provided that Agnico Eagle continues to hold no less than ten percent of the then issued and outstanding Belo Sun Shares on a non-diluted basis.  The agreement will also provide Agnico Eagle with a participation right to participate in certain future equity financings by Belo Sun in order to maintain its pro rata investment in Belo Sun, provided that Agnico Eagle at the time continues to hold no less than ten percent of the then issued and outstanding Belo Sun Shares on a non-diluted basis.

Agnico Eagle also announced today that it has subscribed for an additional 13,154,243 class “A” common shares (“Pershimco Shares”) of Pershimco Resources Inc. (TSX-V:PRO) (“Pershimco”) in a previously announced brokered private placement at a price of $0.17 per Pershimco Share for total consideration of approximately $2,236,221.  The private placement closed today as anticipated.  The 13,154,243 Pershimco Shares subscribed for today represent approximately 4.97% of the issued and outstanding Pershimco Shares on a non-diluted basis.

Agnico Eagle now holds 52,754,243 Pershimco Shares, representing approximately 19.93% of the issued and outstanding Pershimco Shares on a non-diluted basis.

“The new investment in Belo Sun and the purchase of additional common shares of Pershimco are in line with Agnico Eagle’s proven strategy of making early investments in companies with quality exploration and development projects in favourable mining jurisdictions”, said Sean Boyd, Chief Executive Officer of Agnico Eagle.

Agnico Eagle is acquiring the Belo Sun Shares and the Pershimco Shares for investment purposes.  Depending on market conditions, Agnico Eagle may, from time to time, acquire additional Belo Sun shares or Pershimco shares or other securities of Belo Sun or Pershimco or dispose of some or all of the Belo Sun Shares or Pershimco Shares.

Early warning reports will be filed by Agnico Eagle in accordance with applicable securities laws.  To obtain copies of the early warning reports, please contact:

Investor Relations

Agnico Eagle Mines Limited

145 King Street East, Suite 400

Toronto, Ontario, M5C 2Y7

Telephone:  416-947-1212

Fax:  416-367-4681

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its eight mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these regions as well as in the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

Forward-Looking Statements

The information in this news release has been prepared as at May 14, 2015.  Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws.  These statements can be identified by the use of words such as “expected”, “may”, “will” or similar terms.

Forward-looking statements in this news release include, but are not limited to: statements relating to the expected closing date of the private placement with Belo Sun; and Agnico Eagle’s ownership of Belo Sun Shares and Pershimco Shares following the closing date.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  Many factors, known and unknown, could cause actual results to be materially different from those expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made.  Except as otherwise required by law, Agnico Eagle expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in Agnico Eagle’s expectations or any change in events, conditions or circumstances on which any such statement is based.